Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 21, 2015 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Charles W.D. Birchall Votes For: Votes Withheld:	103,168,352 6,619	Bonnie R. Brooks Votes For: Votes Withheld:	103,172,972 1,999

Stephen A. Burch Votes For: Votes Withheld:	103,172,872 2,099	John H. Clappison Votes For: Votes Withheld:	103,172,572 2,399

Alan D. Horn Votes For: Votes Withheld:	102,703,495 471,476	J. Guy Laurence Votes For: Votes Withheld:	102,699,895 475,076

Philip B. Lind Votes For: Votes Withheld:	102,703,635 471,336	John A. MacDonald Votes For: Votes Withheld:	103,172,732 2,239

Isabelle Marcoux Votes For: Votes Withheld:	103,173,246 1,725	David R. Peterson Votes For: Votes Withheld:	103,158,485 16,486

Edward S. Rogers Votes For: Votes Withheld:	102,703,064 471,907	Loretta A. Rogers Votes For: Votes Withheld:	102,703,004 471,967

Martha L. Rogers Votes For: Votes Withheld:	102,703,264 471,707	Melinda M. Rogers Votes For: Votes Withheld:	102,703,264 471,707

Charles Sirois Votes For: Votes Withheld:	103,172,872 2,099

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 103,193,909 votes cast in favour of their appointment and 830 withheld.

For additional information, please see the Circular.

Toronto, Ontario April 21, 2015

ROGERS COMMUNICATIONS INC.

Per:	“David P. Miller”
David P. Miller
Chief Legal Officer & Secretary